                                                             EXHIBIT 99(a)(10)

                     AFFILIATE OF APOLLO MANAGEMENT, L.P.
                  TO ACQUIRE STOCK OF ALLIANCE IMAGING, INC.

Anaheim, CA (July 23, 1997) Alliance Imaging, Inc. (NASDAQ:SCAN), a leading nationwide provider of outsourced radiology services and high technology diagnostic imaging systems, today announced that it has entered into a definitive agreement with Newport Investment LLC ("Newport"), an affiliate of Apollo Management, L.P. ("Apollo"), pursuant to which a subsidiary of Newport will merge with the Company. In the merger, approximately 95% of the fully diluted common stock of Alliance (excluding options and warrants to be cashed for their spread value) will be retired for $11.00 per share in cash. The Alliance transaction will be structured as a recapitalization whereby after the transaction Newport will own approximately 82.2% of the common stock of the new company and existing shareholders will own approximately 17.8%.

On June 24, 1997, another affiliate of Apollo entered into an agreement to acquire SMT Health Services, Inc. (NASDAQ:SHED) ("SMT"), a company which operates 20 mobile MRI units in the eastern United States. An affiliate of Apollo has commenced a tender offer for all shares of SMT pursuant to the SMT acquisition agreement. Upon closing of the SMT and Alliance transactions, Apollo intends to combine SMT and Alliance. Following the combination of Alliance and SMT, it is anticipated that existing shareholders of Alliance will own approximately 10% of the combined new company.

The total Alliance transaction is valued at approximately $258 million, including outstanding stock options, fees and the refinancing of approximately $67 million of new debt. The transaction will be subject to customary conditions, including a vote of Alliance shareholders and the obtaining of financing and necessary regulatory and third party consents. Newport has signed agreements with holders of a majority of the shares of Alliance to vote for the transaction. Furthermore, these agreements grant Newport an option to acquire a majority of the outstanding shares at $11.00.

Following the transaction, senior management of Alliance, including Richard Zehner, Chief Executive Officer, and Vincent Pino, Chief Operating Officer, will continue to manage the operations of Alliance in their current positions.

Alliance Imaging is a leading provider of outsourced radiology services and high technology diagnostic imaging systems to hospitals and other health care providers nationwide and operates over 100 MRI and CT systems in 36 states.